Exhibit 23.1

Consent of Independent Registered Public Accounting Firm
The Board of Directors
Contura Energy, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-228293) on Form S-8 of Contura Energy, Inc. of our report dated April 1, 2019, with respect to the consolidated balance sheets of Contura Energy, Inc. and subsidiaries as of December 31, 2018 and 2017, the related consolidated statements of operations, comprehensive income (loss), stockholders’ equity, and cash flows for the years ended December 31, 2018 and 2017 (Successor) and for the period July 26, 2016 to December 31, 2016 (Successor), and the related combined statement of operations, comprehensive loss, business equity, and cash flows for the period January 1, 2016 to July 25, 2016 (Predecessor), and the related notes, which report appears in the December 31, 2018 annual report on Form 10-K of Contura Energy, Inc.
Our report dated April 1, 2019 contains an explanatory paragraph that states that effective July 26, 2016, the Company acquired certain core coal operations of Alpha Natural Resources, Inc. in a transaction accounted for as a business combination. As a result of the acquisition, the financial information for the successor periods is presented on a different cost basis than that for the predecessor period and, therefore, is not comparable. Our report also refers to a change in Contura Energy, Inc.’s method of accounting for revenue in 2018 due to the adoption of ASU 2014-09, Revenue from Contracts with Customers and the related amendments.

/s/ KPMG LLP

Greensboro, North Carolina
April 1, 2019